

Mail Stop 7010

June 12, 2009

via U.S. mail and facsimile

James W. Griffith, President and Chief Executive Officer
The Timken Company
1835 Dueber Ave., SW,
Canton, OH 44706-2798

> **RE:** **The Timken Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 1-01169**

Dear Mr. Griffith:

We have reviewed your response letter dated May 26, 2009 and have the following additional comment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Net Income (Loss) Attributable to Noncontrolling Interest, page 24

1. In your letter dated May 26, 2009, you told us you had a $6.1 million overstatement of impairment charges in your December 31, 2008, statement of operations. It is unclear to us whether this error was identified prior to the filing of your 2008 Form 10-K. Please advise when you discovered the error. Based on your response, you found the error immaterial to the 2008 financial statements. In order to correct this error in your previously filed 2008 annual financial statements, you chose to take the entire amount and record it as a benefit through the income statement in the first quarter of 2009. The result of this caused what otherwise would have been a loss of $5.3 million attributable to Timken to be reported as net income of $870,000. We note this correction of an error was not disclosed or discussed in the footnotes to the financial statements in your Form 10-Q, in management's discussion and analysis, in your press release dated April 27, 2009, or in any other public forum.

In your response, you refer to paragraph 29 of APB No. 28 and state you evaluated the impact of the error on the 2009 first-quarter results and concluded it was not material relative to the estimated full-year results for 2009. However, it is not clear to us how you reached this conclusion and, moreover, paragraph 29 of APB No. 28 requires separate disclosure of changes that are material to an interim period. It is unclear to us how you would conclude it was appropriate to not include any disclosure of a correction of such magnitude ($5.3 million loss to an $870,000 gain).

SAB 99 refers to FASB Concepts Statement 2 and states, "The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item." Among the considerations discussed in SAB 99 are "whether the misstatement masks a change in earnings or other trends" and "whether the misstatement changes a loss into income or vice versa." Please tell us how you reached the conclusion to omit any disclosure of this error from the footnotes to the financial statements in your Form 10-Q, management's discussion and analysis, and your press release dated April 27, 2009.

SAB 108 addresses a circumstance where an error is immaterial to prior year financial statements, but the correction of the error through current period income would materially misstate current period financial statements. In that case SAB 108 indicates the "prior year financial statements should be corrected even though such revision previously was and continues to be immaterial to the prior year financial statements," with amended reports not required in some cases. Please tell us how you evaluated this guidance and how you concluded it was appropriate to correct the error in 2008 by recording the entire benefit in first quarter income with no clarifying disclosure.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comment.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief